TRI-STATE GENERATION AND TRANSMISSION ASSOCIATION, INC.

1100 W 116th Avenue

Westminster, Colorado 80234

(303) 452-6111

June 23, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tri-State Generation and Transmission Association, Inc.
Registration Statement on Form S-4
File No. 333-212006

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-4 of Tri-State Generation and Transmission Association, Inc. (the “Company”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $250,000,000 aggregate principal amount of the Company’s 4.25% First Mortgage Bonds, Series 2016A, due 2046 (the “New Bonds”), which will be registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of the Company’s outstanding unregistered 4.25% First Mortgage Bonds, Series 2016A, due 2046 (the “Old Bonds”), the Company hereby makes the following representations:

(1)                                 The Company is registering the Exchange Offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991); and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993).

(2)                                 The Company has not entered into any arrangement or understanding with any person to distribute the New Bonds to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the New Bonds in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the New Bonds to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (by means of the Exchange Offer prospectus) that if such person is participating in the Exchange Offer for the purpose of distributing the New Bonds to be received in the Exchange Offer, such person (i) cannot rely on the Staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Bonds should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K promulgated by the Securities and Exchange Commission.

(3)                                 No broker-dealer who participates in the Exchange Offer with respect to Old Bonds acquired for its own account as a result of market making or other trading activities has entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Bonds to be received in the Exchange Offer. The Company will make each person participating in the Exchange Offer aware (by means of the Exchange Offer prospectus) that any broker-dealer who holds Old Bonds acquired for its own account as a result of market making or other trading activities, and who receives New Bonds in exchange for such Old Bonds pursuant to the Exchange Offer, may be a statutory underwriter and, in connection with any resale of such New Bonds, must deliver a prospectus meeting the requirements of the Securities Act. The Company will also include in the letter of transmittal to be executed by each holder participating in the Exchange Offer that each broker-dealer who holds Old Bonds acquired for its own account as a result of market making or other trading activities, and who receives New Bonds in exchange for such Old Bonds pursuant to the Exchange Offer, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Bonds received in respect of such Old Bonds pursuant to the Exchange Offer and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

Tri-State Transmission and Generation
Association, Inc.

		By:	/s/ Kenneth V. Reif
Kenneth V. Reif
Senior Vice President and General Counsel

cc:	Steven Khadavi, Esq.
Dorsey & Whitney LLP